UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934




                       MEDIWARE INFORMATION SYSTEMS, INC.
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                                (Name of Issuer)

                    Common Stock, $0.10 par value per share
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                         (Title of Class of Securities)

                                    584946107
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                                 (CUSIP Number)

                               January 16, 2008
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  584946107
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(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      J. Carlo Cannell

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(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
        (b)
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization:  United States
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Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:            935,000*
                                          --------------------------------------
                                      (6) Shared Voting Power:                0*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:       935,000*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:           0*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

          935,500*
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
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(11) Percent of Class Represented by Amount in Row (9):  11.5.%*
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(12) Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

* Based on information set forth on the Form 10-Q of Mediware Information Systems, Inc. (the "Company") as filed with the Securities and Exchange Commission on November 6, 2007, there were 8,151,000 shares of common stock, par value $0.10 per share (the "Shares"), of the Company issued and outstanding as of October 29, 2007. As of January 16, 2008 (the "Reporting Date"), Anegada Master Fund Limited ("Anegada") and Tonga Partners, L.P. ("Tonga," and collectively with Anegada, the "Funds") held in the aggregate 935,000 Shares. Cannell Capital LLC acts as the investment adviser to Anegada, and is the general partner of and investment adviser to Tonga. Mr. J. Carlo Cannell is the sole managing member of Cannell Capital LLC. As a result, Mr. Cannell possesses the sole power to vote and to direct the disposition of the Shares held by the Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Mr. Cannell may be deemed to beneficially own 935,000 Shares, or approximately 11.5% of the Shares deemed issued and outstanding as of the Reporting Date.

Item 1(a).  Name Of Issuer:  Mediware Information Systems, Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices:

            11711 West 79th Street
            Lenexa, KS 66214


Item 2(a).  Name of Person Filing:

            J. Carlo Cannell


Item 2(b).  Address of Principal Business Office or, if None, Residence:


            Cannell Capital, LLC
            P.O. Box 3459
            240 E. Deloney Ave.
            Jackson, WY 83001


Item 2(c).  Citizenship:

            United States

Item 2(d). Title of Class of Securities: Common Stock, $0.10 par value per share

Item 2(e).  CUSIP No.:   584946107


Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not Applicable.


Item 4.  Ownership

         (a) Amount Beneficially Owned:

             935,500*


         (b) Percent of Class:

             11.5%*


         (c) Number of Shares as to which the person has:

             (i)  sole power to vote or to direct the vote:      935,000*

             (ii) shared power to vote or to direct the vote:  0*

             (iii) sole power to dispose or to direct the disposition of:
                   935,000*

             (iv) shared power to dispose or to direct the disposition of:    0*

--------------------------
* Based on information set forth on the Form 10-Q of Mediware Information Systems, Inc. (the "Company") as filed with the Securities and Exchange Commission on November 6, 2007, there were 8,151,000 shares of common stock, par value $0.10 per share (the "Shares"), of the Company issued and outstanding as of October 29, 2007. As of January 16, 2008 (the "Reporting Date"), Anegada Master Fund Limited ("Anegada") and Tonga Partners, L.P. ("Tonga," and collectively with Anegada, the "Funds") held in the aggregate 935,000 Shares. Cannell Capital LLC acts as the investment adviser to Anegada, and is the general partner of and investment adviser to Tonga. Mr. J. Carlo Cannell is the sole managing member of Cannell Capital LLC. As a result, Mr. Cannell possesses the sole power to vote and to direct the disposition of the Shares held by the Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Mr. Cannell may be deemed to beneficially own 935,000 Shares, or approximately 11.5% of the Shares deemed issued and outstanding as of the Reporting Date.

Item 5.  Ownership of Five Percent or Less of a Class:

         Not applicable


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security:

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group

         Not Applicable.


Item 9.  Notice of Dissolution of Group

         Not Applicable.


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              January 25, 2008


                                              By: /s/ J. Carlo Cannell
                                                 -------------------------------
                                                  J. Carlo Cannell



      Attention:  Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)